SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/21/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
614,394

8. SHARED VOTING POWER
267,343

9. SOLE DISPOSITIVE POWER
881,737
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
881,737

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.30%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Riversource Lasalle International Real Estate Fund, Inc.
("SLS" or the "Issuer").
The principal executive offices of SLS are located at

50606 AMERIPRISE FINANCIAL CENTER
H27/5228
MINNEAPOLIS MN 55474

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making truthful information about certain unregistered investments available on a website and by sending truthful material about such investments to an individual who requested it for non-investment purposes. On March 23, 2007, the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court pursuant to 42 U.S.C. 1983 against the Secretary alleging, among other things, that his enforcement action violated their First Amendment rights. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine of $25,000 be imposed on the Bulldog Parties.
On November 15, 2007 the Bulldog Parties filed an appeal in the Massachusetts Superior Court of the Secretary's October 17, 2007 order in which they argued, among other things, that the First Amendment prohibits the Secretary from punishing them for providing truthful information about investments. On February 12, 2009 the Massachusetts Superior Court ruled against the Bulldog Parties. The Bulldog Parties further appealed the February 12, 2009 ruling of the Massachusetts Superior Court to the Massachusetts Appeals Court and on October 21, 2009 the Massachusetts
Supreme Judicial Court, the state's highest court, unilaterally transferred the case to itself. On July 2, 2010 the Massachusetts Supreme Judicial Court issued a decision in which it upheld the Secretary's order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in their 1983 lawsuit which Massachusetts Superior Court decided in the Secretary's favor on September 26, 2009. An appeal of the September 26, 2009 decision in the 1983 lawsuit is pending in the Massachusetts Appeals Court.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
An affiliate of the filing persons may communicate with management regarding measures to improve the Fund's performance and enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on February 12 , 2010 there were 9,485,8362 shares of common stock outstanding as of February 12 , 2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 881,737 shares of SLS or 9.30% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of SLS were purchased:

Date:		        Shares:		Price:
06/16/10		3,800		7.2500
06/17/10		3,400		7.2474
06/18/10		950		7.2500
06/21/10		12,624		7.2842
07/08/10		17,100		7.2500
07/09/10		3,700		7.3000
07/16/10		46,000		7.3697
07/21/10		28,300		7.4306





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/23/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos